UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Approval of Share Exchange Agreement

The Board of Directors of SK Telecom Co., Ltd. (the “Company” or “SK Telecom”) has resolved to approve the share exchange agreement with SK infosec Co., Ltd. (“SK infosec”), pursuant to which a portion of the Company’s treasury shares shall be exchanged for all of the shares of infosec (the “Share Exchange Agreement”).

1. Summary

A. Method of share exchange

SK Telecom will incorporate SK infosec as a wholly-owned subsidiary through a comprehensive share exchange.

B. Purpose of share exchange

SK Telecom intends to incorporate SK infosec as a wholly-owned subsidiary in order to enhance corporate value by improving management efficiency and creating synergies in the security business.

C. Share exchange ratio

Common share of SK Telecom : common share of SK infosec = 1 : 0.0997678

D. Date of share exchange

December 27, 2018

E. Result of resolution

Approval of Share Exchange Agreement

F. Other matters

Shareholders who notified their intent to dissent from the small-scale share swap: total 2,465,868 shares (3.05% of total issued and outstanding common shares of the Company)

2. Date of approval	November 26, 2018

3. Other matters relating to investment decision

As SK Telecom will proceed with the share exchange as a small-scale share swap in accordance with Article 360-10 of the Korean Commercial Code, the approval by the board of directors of the Share Exchange Agreement may substitute for the approval of a general meeting of shareholders.

• Related disclosure: Report on Decision on Share Exchange (October 26, 2018); Report on Decision on Disposal of Treasury Shares (October 26, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: November 27, 2018

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